UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
________________________
Pinterest, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
72352L 106
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 72352L 106	13G

1		NAME OF REPORTING PERSON Benjamin W. Silbermann
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 38,450,479 (1) (2)
	6	SHARED VOTING POWER 436,646 (3)
	7	SOLE DISPOSITIVE POWER 38,450,479 (1) (2)
	8	SHARED DISPOSITIVE POWER 436,646 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,887,125(1) (2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (1)(2)(3)(4)
12		TYPE OF REPORTING PERSON IN
(1)Includes (i) 826,533 shares of Class B common stock, par value $0.00001 per share (Class B Common Stock), held directly by Mr. Silbermann, (ii) 323,704 shares of Class B Common Stock issuable upon exercise of vested stock options and (iii) 37,300,242 shares of Class B Common Stock held by the Benjamin and Divya Silbermann Family Trust (Trust) of which Mr. Silbermann holds sole voting and dispositive power. It does not include 9,960,030 shares of Class B. Common Stock held by an LLC that is owned by a trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann does not have a dispositive power or voting power over the shares held by the LLC and, as a result, Mr. Silbermann is deemed not to be a beneficial owner of the shares held by the LLC and such shares are not included in the above schedule.
(2)Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A common stock, par value $0.00001 per share (Class A Common Stock). Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any Transfer (as defined in the Amended and Restated Certificate of Incorporation of Pinterest, Inc. dated April 23, 2019). The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The beneficial ownership of Class A Common Stock described herein assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.
(3)Includes 436,646 shares of Class B Common Stock held by the Trust of which Mr. Silbermann's spouse has sole voting and dispositive power.

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(4)In accordance with the rules and regulations of the Securities and Exchange Commission, percentage ownership is based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 594,519,329 shares of Class A Common Stock outstanding at January 31, 2023, as reported by Pinterest, Inc., on its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on February 6, 2023 and (ii) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth in Row 9. This aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

1		NAME OF REPORTING PERSON Benjamin and Divya Silbermann Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE Of ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,736,888 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,736,888 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,736,888 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1)(2)(3)
12		TYPE OF REPORTING PERSON OO

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(1)Consists of (i) 37,300,242 shares of Class B Common Stock held by the Trust of which Mr. Silbermann holds sole voting and dispositive power and (ii) 436,646 shares of Class B common stock held by the Trust of which Mr. Silbermann's spouse has sole voting and dispositive power.
(2)Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The beneficial ownership of Class A Common Stock described herein assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.
(3)In accordance with the rules and regulations of the Securities and Exchange Commission, percentage ownership is based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 594,519,329 shares of Class A Common Stock outstanding at January 31, 2023, as reported by Pinterest, Inc on its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on February 6 , 2023 and (ii) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth in Row 9. This aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

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CUSIP No. 72352L 106	13G

Item 1(a).    Name of Issuer:
Pinterest, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

505 Brannan Street, San Francisco, California 94107

Item 2(a).    Name of Person(s) Filing:
Benjamin W. Silbermann
Benjamin and Divya Silbermann Family Trust

Items 2(b).    Address of Principal Business Office or, if none, Residence:
The address for the principal business office of Benjamin W. Silbermann and the
Benjamin and Divya Silbermann Family Trust is:

c/o Pinterest, Inc.
505 Brannan Street, San Francisco, California 94107

Items 2(c).    Citizenship:
Benjamin W. Silbermann                United States of America
Benjamin and Diyva Silbermann Family Trust    California

Item 2(d).    Titles of Classes of Securities:
Class A common stock, par value $0.00001 per share

Item 2(e).    CUSIP Number:
72352L 106

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Item 3.        If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check             whether the person filing is a:
(a)    [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)    [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)    [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)    [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)    [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.        Ownership.
        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned: See Cover Page Item 9 for each Reporting Person.
(b)    Percent of Class: See Cover Page Item 11 for each Reporting Person's percentage ownership. Such percentages are based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 594,519,329 shares of Class A Common Stock outstanding at January 31, 2023, as reported by Pinterest, Inc. on its Annual Report on Form 10-K for the fiscal year

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ended December 31, 2022, filed with the Securities and Exchange Commission on February 6, 2023 and (ii) the aggregate number of shares of Class B Common Stock of Pinterest, Inc. beneficially owned by the Reporting Person as set forth below in Row 9. This aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.
(c)    Number of shares as to which each Reporting Person has sole or shared power to vote or direct to vote or to dispose or direct the disposition of: See Cover Page Items 5-9 for each Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
        N/A

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being         Reported on by the Parent Holding Company or Control Person.
        N/A

Item 8.        Identification and Classification of Members of the Group.
        N/A

Item 9.        Notice of Dissolution of Group.
        N/A

Item 10.    Certifications.
        N/A

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CUSIP No. 72352L 106	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE
Dated: February 13, 2023

BENJAMIN W. SILBERMANN
By:	/s/ Benjamin W. Silbermann
Name:	Benjamin W. Silbermann, individually and in his capacity as co-trustee of the Benjamin and Divya Silbermann Family Trust